1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
March 25, 2025	www.integraresources.com

INTEGRA APPOINTS CLIFFORD LAFLEUR AS CHIEF OPERATING OFFICER, ADDING SIGNIFICANT MINE OPERATIONAL EXPERTISE AND TECHNICAL CAPABILITIES TO EXECUTIVE LEADERSHIP TEAM

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that Clifford Lafleur has been appointed to the position of Chief Operating Officer ("COO") and will join the Company in April 2025. The addition of Mr. Lafleur marks a significant milestone for Integra as the Company accelerates its transformation into a growth-focused precious metals producer in the Great Basin of the United States ("U.S.").

Mr. Lafleur is a seasoned mining engineer with more than 25 years of operational and executive experience and a successful track record of mine development, operations, and optimization. Most recently, Mr. Lafleur played a key role in the growth and success at SilverCrest Metals Inc. ("SilverCrest"), ultimately leading to the company's $1.7 billion sale to Coeur Mining, Inc. Mr. Lafleur joined SilverCrest in 2021 and served as Senior Vice President of Operations, overseeing the development, ramp-up, and operational success of the Las Chispas Mine in Mexico. Prior to joining SilverCrest, Mr. Lafleur served as Director of Mineral Resource Management and Mine Engineering at Torex Gold Resources ("Torex") for four years. Mr. Lafleur led technical teams in the generation of technical studies, including resources and reserves, life of mine planning, reconciliation, and strategic planning, while also setting professional standards for mine engineering and mine geology departments. In addition, Mr. Lafleur led the design and supported operations in the build of Torex's El Limón Guajes underground mine. Mr. Lafleur is a member of the Professional Engineers of Ontario and holds a Bachelor's degree in Mining Engineering from Laurentian University.

Mr. Lafleur, incoming COO of Integra commented: "I am excited to be joining the talented Integra team at a unique inflection point for the Company. There are several catalysts on the horizon to add value and significant growth including optimization of the cash-flowing Florida Canyon Mine as well as technical studies, development and permitting milestones for DeLamar and Nevada North. It is an excellent time to be active in the prolific Great Basin area of the U.S. and I look forward to executing on the Company's strategy of optimization and project advancement to help grow Integra into a premier U.S. focused precious metals producer."

George Salamis, President, CEO and Director of Integra commented: "Integra's rapid growth, fueled by the recent acquisition of the Florida Canyon Mine, requires strong leadership and operational expertise. Cliff's hands-on mining experience and deep understanding of mine optimization will be critical in unlocking value at Florida Canyon while also driving disciplined development at DeLamar and Nevada North. Cliff's addition strengthens our ability to deliver sustained production, maximize efficiency, and ultimately generate shareholder returns. We are thrilled to welcome Cliff to the Integra team at this pivotal time for the Company."

As COO, Mr. Lafleur will play a vital role in shaping the next phase of growth for Integra, focusing on several key areas:

  Technical Leadership: Together with the senior executive team and Integra board, lead all operational and technical decision making across Integra's portfolio spanning production, development, and exploration. Build a strong operational team and implement best practices to support the Company's strategy of becoming a leading U.S. focused precious metals producer.

  Operational Execution at Florida Canyon: Working with the mine management team, drive performance at Florida Canyon through strategic mine optimization, cost discipline, operational efficiency, and production enhancements to ensure long-term sustainable cash flow generation.

  Maximize Value of Development Portfolio: Leveraging deep expertise in mine building and commissioning, spearhead technical efforts at DeLamar and Nevada North, leading the two development stage projects through advanced technical studies, development and construction. Immediately provide executive level oversight of the ongoing Feasibility Study for DeLamar, which is expected to be completed mid-2025.

  Strategic Capital Allocation: Ensure that cash flow generated from Florida Canyon is strategically deployed to maximize shareholder value across Integra's portfolio, back into the mining operation itself as well as development activities, and ongoing growth initiatives.

The Company plans to release its formal 2025 operating and cost guidance mid-2025, allowing Mr. Lafleur time to onboard and familiarize himself with the Florida Canyon site and operations team, and properly assess the ongoing mine optimization studies.

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the anticipated benefits of the appointment of the COO; the timing of 2025 operating and cost guidance; the timing of the feasibility study for the DeLamar Project; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023 and Florida Canyon Gold Inc.'s listing application on TSX Venture Exchange Form 2B, each of which are available on the respective SEDAR+ issuer profiles for the Company and Florida Canyon Gold Inc. available at www.sedarplus.ca.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release